UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   November 14, 2011           File No.  001-33548

DEJOUR ENERGY INC.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (333-162677).

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.
(Registrant)

Dated: November 14, 2011

By:  /s/ Mathew Wong

Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release Issued November 14, 2011, Announcing the Company’s Q3 2011 Earnings.

99.2	Interim Financial Statements (Unaudited) for Q3 2011.

99.3	Interim Management Discussion & Analysis for Q3 2011.

99.4	Interim Certificates for Q3 2011.